02052409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 8/28/02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-2209 ~~333-45578~~
SEC file number, if available

RECD S.E.C.
AUG 27 2002
1086

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, August 26, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Yield Table

Settle as of 08/28/02

Bond Summary - Bond I-A-1			
Fixed Coupon:	6.250		
Orig Bal:	121,227,000		
Orig Not:	260,877,862		
Factor:	1.0000000		
Factor Date:	08/25/02	Next Pmt:	09/25/02
Delay:	24	Cusip:	NR

	0.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		50.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		100.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		150.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		200.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
102-02	6.09579	10.43917	5.85797	5.22537	5.54865	3.16619	5.16790	2.12935	4.72964	1.54592
Average Life	19.20439		7.47961		3.91676		2.42679		1.68825	
First Pay	09/25/02		09/25/02		09/25/02		09/25/02		09/25/02	
Last Pay	04/25/31		04/25/31		04/25/31		04/25/31		06/25/08	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.6660	2.0683	2.4714	2.8527	3.2277	3.5956	4.1399	4.9608
Coupon		2.2500			3.2500		4.3750	5.3750

Yield Table

Settle as of 08/28/02

Bond Summary - Bond II-A-1			
Fixed Coupon:	6.250		
Orig Bal:	90,627,000		
Factor:	1.0000000		
Factor Date:	08/25/02	Next Pmt:	09/25/02
Delay:	24	Cusip:	NR

	0.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		50.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		100.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		150.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		200.00 User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-24+	6.12243	10.36479	5.91172	5.18857	5.63849	3.14784	5.30264	2.11968	4.91613	1.54014
Average Life	19.11379		7.44041		3.90359		2.42235		1.68652	
First Pay	09/25/02		09/25/02		09/25/02		09/25/02		09/25/02	
Last Pay	07/25/31		07/25/31		07/25/31		07/25/31		06/25/08	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.6660	2.0683	2.4714	2.8527	3.2277	3.5956	4.1399	4.9608
Coupon		2.2500			3.2500		4.3750	5.3750